EURASIAN MINERALS INC.

ADVANCE NOTICE POLICY – NOMINATIONS OF DIRECTORS

Background

The Company is committed to:

(i)	facilitating an orderly and efficient process respecting Meetings;

(ii)	ensuring all shareholders receive adequate notice of the persons nominated for election as directors and sufficient information with respect to all nominees; and

(iii)	allowing shareholders to register an informed vote.

The purpose of this Policy is to provide shareholders, directors and management of the Company with guidance on the process for nomination of persons for election as directors at Meetings in order to meet the Company’s commitments set out above. The Board believes this Policy is beneficial to the Company’s shareholders and other stakeholders.

This Policy sets out the framework by which the Company:

(i)	seeks to fix a deadline by which common shareholders of record of the Company must submit names of nominees for election as directors to the Company prior to any Meeting; and

(ii)	sets forth the information that a shareholder must include in the written notice to the Company for the notice to be in proper form.

This Policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

Policy

1.	For purposes of this Policy:

	(a)	“Act” means the Business Corporations Act (British Columbia), as amended from time to time.

	(b)	“Board” means the board of directors of the Company.

	(c)	“Company” means Eurasian Minerals Inc.

	(d)	“Meeting” means an annual general or special meeting of the common shareholders of the Company.

(e)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(f)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

2.

Only persons nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board at any Meeting, including any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, may be made:

(a) by or at the direction of the Board, including pursuant to a notice of Meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”) who (i) at the close of business on the date of the giving of the notice provided for in this Policy below and on the record date for notice of such Meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such Meeting or who beneficially owns shares that are entitled to be voted at such Meeting; and (ii) complies with the notice procedures set forth below in this Policy.

3.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

4.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be given, in the case of a Meeting which is:

(a)

an annual general meeting of shareholders, not less than 35 days (and not more than 60) days before the date of the Meeting but if the Meeting is to be held on a date that is less than 50 days after the date (the “Announcement Date”) on which the first Public Announcement of the date of the Meeting was made, notice by the Nominating Shareholder must be given not later than the close of business on the 10th day after the Announcement Date; and

(b)

a special meeting of shareholders (which is not also an annual general meeting) called for the purpose of electing directors (whether or not called for any other purpose), not later than the close of business on the 15th day following the Announcement Date.

In no event shall any adjournment or postponement of a Meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

5.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth, as to:

	(a)	each person whom the Nominating Shareholder proposes to nominate for election as a director:

		(i)	the name, age, business address and residential address of the person;

		(ii)	the principal occupation or employment of the person;

(iii)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)

the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

6.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy but nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a Meeting of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the Meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.

Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by e-mail (at such e-mail address as stipulated from time to time by the Secretary of the Company for purposes of this Policy), and shall be deemed to have been given and made only at the time it is served by personal delivery or e-mail (at the address as aforesaid) or sent by facsimile transmission (if receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company and if such delivery or electronic communication is made on a day which is a not a business day or later than 4:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

Effective Date

This Policy is and shall be effective and in full force and effect from and after the date set out below, but if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next annual general meeting following the effective date of this Policy, the Policy shall cease, from and after the date of such shareholder meeting, to be of any force and effect.

If you have any questions about this Policy, please contact the Chief Legal Officer.

EFFECTIVE DATE

This Policy was approved by the Board on February 6, 2014.